

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2009

Via Facsimile (212) 310-8007 and US Mail

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

**Re: The Children's Place Retail Stores, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 2, 2009
File No. 1-23071**

Dear Mr. Aiello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 7. Please confirm for us that you understand substitute nominees who are unnamed and to be designated at a later date are not bona fide nominees. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Revise your proxy statement to expressly disclose that should the Board nominate substitute nominees, it will file an amended proxy statement that, as

applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

Proposal No. 3-Stockholder Proposal, page 16

Bylaw Restoration Proposal, page 16

2.   We reissue prior comment 9. Your response and disclosure should be revised to explain how adoption of the proposal would "undermine the ability of the Board to…protect all of the Company's stockholders..." Your conclusions do not necessarily follow from the disclosure included. For example, the bylaw related proposal would have no effect on the Board's ability to protect the company's shareholders if the Board has not adopted any amendments to the bylaws or if it does not plan on adopting any amendments to the bylaws. Please revise to clarify whether the Board has adopted or plans to adopt any amendments to the bylaws that would be the subject of repeal and if so, describe the amendments.   In addition, please clarify, if true, that adoption of the proposal may be aligned with securityholders' interests.

3.   Your disclosure notes that adoption of the proposal would permit Mr. Dabah to assert control over the Board. Even assuming the proposal is adopted, it is not apparent that Mr. Dabah could assert control over the Board. Further, any bylaws repealed by virtue of the proposal being adopted could still be subject to review and reconsideration by the entire Board, not solely Mr. Dabah.   Please revise or advise.

4.   Your disclosure throughout this section continues to imply a link between Mr. Dabah's designees and his ability to control the Board. Please revise to clarify that, irrespective of whether a director is a company designee or a designee of Mr. Dabah, each director owes a legal fiduciary duty to the company's shareholders.

5.   We note your reply to prior comment 10 and the corresponding revisions made in response to our comment. You appear to be relying on Rule 14a-5(c) because you include reference to the proxy statement filed by Mr. Dabah which contains information the company is required to provide in its proxy statement pursuant to Items 7 and 5(b) of Regulation 14A. If you intend to rely on 14a-5(c), please note that we believe that reliance upon Rule 14a-5(c) before the dissident distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the dissident's proxy statement, you must undertake to provide the omitted

information to security holders. Please advise as to your intent in this regard.

Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Michael J. Aiello
Weil, Gotshal & Manges LLP
June 9, 2009
Page 4

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions